 **SembCorp Industries**





Rule 12g3-2(b) File No. 825109

24 August 2004

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs


SembCorp Industries Ltd
<u>Rule 12g3-2(b) file No. 825109</u>


The enclosed is the announcement submitted to the Singapore Exchange Securities Trading Limited being furnished to the Securities and Exchange Commission (the "SEC") on behalf of SembCorp Industries Ltd (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

Linda Hoon Siew Kin
Group Company Secretary

Enc

C:jesstan/MasnetAnn/SECltr

SEMBCORP INDUSTRIES LTD

Notice Of Change in Director's Interest

PART I [Please complete this Part]

1. Date of notice to issuer: 23/08/2004

2. Name of <u>Director</u>:   Wong Kok Siew

3. Please tick one or more appropriate box(es):

☒ a Director's (including a director who is a substantial shareholder) Interest and Change in Interest.
[Please complete Parts II and IV]

☐ a New Substantial Shareholder's Interest. [Please complete Parts II and IV]

☐ a Change in the Percentage Level of a Substantial Shareholder's Interest or Cessation of Interest.
[Please complete Parts III and IV]

PART II

1. Date of change of interest: 20/08/2004

2. Name of Registered Holder: Wong Kok Siew

3. Circumstance(s) giving rise to the interest or   Others
change in interest:
Please specify details: Part vesting under the Award by SembCorp
                                                         Industries Ltd ("SCI") on 20 August 2002 of
                                                         SCI shares under the SCI Restricted Shares
                                                         Plan of SCI

4. Information relating to shares held in the name of the <u>Registered Holder</u>: -

No. of shares held before the change: As a percentage of issued share capital:	1,041,446 0.06
No. of shares which are the subject of this notice: As a percentage of issued share capital:	200,000 0.01
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	0
No. of shares held after the change: As a percentage of issued share capital:	1,241,446 0.07

PART III

1. Date of change of interest:

2. The change in the percentage level: From % to %

3. Circumstance(s) giving rise to the interest or
change in interest:

4. A statement of whether the change in the percentage level is the result of a transaction or a series of transactions.

PART IV

1. Holdings of <u>Substantial Shareholder</u>, including direct and deemed interest: -

	Direct	Deemed
No. of shares held before the change:	1,041,446	
As a percentage of issued share capital:	0.06	
No. of shares held after the change:	1,241,446	
As a percentage of issued share capital:	0.07	

[Enter any additional comments here]

Submitted by Linda Hoon Siew Kin, Group Company Secretary on 24/08/2004 to the SGX